Exhibit 99.1

REGAL 286 LENOX LLC

Offer for Units of Limited Liability Company Interest

NEW YORK, NY—February 14, 2023—Regal 286 Lenox LLC (“Regal”) announced today that it has commenced a cash tender offer for all of the outstanding Units of Limited Liability Company Interest (the “Units”) issued by 286 Lenox Partners LLC (“286 Lenox”) (Ticker: TESLU) on the terms and subject to the conditions set forth in Regal’s Offer to Purchase, dated February 14, 2023 (the “Offer to Purchase”). The tender offer will expire at 5:00 p.m., Eastern Standard Time, on March 16, 2023 (the “Expiration Date”). All holders of Units that validly tender (and do not validly withdraw) their Units will receive a price per Unit equal to $150.00. Payment for the tendered Units will occur on or prior April 15, 2023.

Georgeson LLC is the information agent and tender agent for the tender offer. Requests for documents may be directed to 866-647-8872. Questions regarding the tender offer may be directed to Georgeson LLC at 866-647-8872.

The press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any securities. The tender offer is only being made pursuant to the terms of the Offer to Purchase. The tender offer is not being made in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. None of Regal, 286 Lenox, the information agent and tender agent or their respective affiliates is making any recommendation as to whether or holders should tender their Units in the tender offer.

About 286 Lenox Avenue

286 Lenox Avenue (the “Building”) is an 18,759 square foot mixed-use retail/office building located in central Harlem. It consists of three office floors and one retail floor, and, as of this writing, is 100% occupied by three tenants: Wells Fargo, Child Mind Institute, and Visiting Nurse Service of New York. The title to the Building is held by Regal 286 Lenox LLC, a Delaware limited liability company (“Real Estate Operating Company”). As of March 30, 2022, the company began trading on the LEX Markets platform pursuant to the LEX ATS Issuer Agreement under the ticker “TESLU.”

Contacts

Georgeson LLC

866-647-8872